**Mercedes-Benz Auto Receivables Trust 2021-1**
**Investor Report**
Collection Period Ended      31-Jul-2022

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 11 | | | |
| Collection Period (from... to) | 1-Jul-2022 | 31-Jul-2022 | | |
| Determination Date | 11-Aug-2022 | | | |
| Record Date | 12-Aug-2022 | | | |
| Distribution Date | 15-Aug-2022 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Jul-2022 | 15-Aug-2022 | Actual/360 Days | 31 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Jul-2022 | 15-Aug-2022 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 332,500,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 560,000,000.00 | 317,337,714.18 | 278,132,250.83 | 39,205,463.35 | 70.009756 | 0.496665 |
| Class A-3 Notes | 560,000,000.00 | 560,000,000.00 | 560,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 130,000,000.00 | 130,000,000.00 | 130,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,582,500,000.00** | **1,007,337,714.18** | **968,132,250.83** | **39,205,463.35** | | |
| | | | | | | |
| Overcollateralization | 40,578,961.98 | 40,576,974.05 | 40,576,974.05 | | | |
| Adjusted Pool Balance | 1,623,078,961.98 | 1,047,914,688.23 | 1,008,709,224.88 | | | |
| Yield Supplement Overcollateralization Amount | 34,735,936.60 | 21,649,322.04 | 20,640,995.20 | | | |
| **Pool Balance** | **1,657,814,898.58** | **1,069,564,010.27** | **1,029,350,220.08** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 40,578,961.98 | 2.50% |
| Target Overcollateralization Amount | 40,576,974.05 | 2.50% |
| Current Overcollateralization Amount | 40,576,974.05 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.210000% | 55,534.10 | 0.099168 | 39,260,997.45 | 70.108924 |
| Class A-3 Notes | 0.460000% | 214,666.67 | 0.383333 | 214,666.67 | 0.383333 |
| Class A-4 Notes | 0.730000% | 79,083.33 | 0.608333 | 79,083.33 | 0.608333 |
| **Total** | | **$349,284.10** | | **$39,554,747.45** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 39,686,826.98 | (1) Total Servicing Fee | 891,303.34 |
| Interest Collections | 3,088,560.58 |     Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 113,129.89 | (2) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| Recoveries | 261,678.82 | fees (max. $250,000 p.a.) | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount Class A Notes | 349,284.10 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 396.02 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **43,150,592.29** | (6) Regular Principal Distributable Amount | 39,205,463.35 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **43,150,592.29** | (8) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| | | fees [not previously paid under (2)] | |
| | | (9) Excess Collections to Certificateholders | 2,704,541.50 |
| | | **Total Distribution** | **43,150,592.29** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 891,303.34 | 891,303.34 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 349,284.10 | 349,284.10 | 0.00 |
|     thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-2 Notes | 55,534.10 | 55,534.10 | 0.00 |
|     thereof on Class A-3 Notes | 214,666.67 | 214,666.67 | 0.00 |
|     thereof on Class A-4 Notes | 79,083.33 | 79,083.33 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 349,284.10 | 349,284.10 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 39,205,463.35 | 39,205,463.35 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 39,205,463.35 | 39,205,463.35 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 4,057,697.40 |
| Reserve Fund Amount - Beginning Balance | 4,057,697.40 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 34.46 |
| minus Net Investment Earnings | 34.46 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 4,057,697.40 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 34.46 |
| Net Investment Earnings on the Collection Account | 361.56 |
| Investment Earnings for the Collection Period | 396.02 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,657,814,898.58 | 44,343 |
| Pool Balance beginning of Collection Period | 1,069,564,010.27 | 36,132 |
| Principal Collections | 25,574,369.87 | |
| Principal Collections attributable to Full Pay-offs | 14,112,457.11 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 526,963.21 | |
| Pool Balance end of Collection Period | 1,029,350,220.08 | 35,513 |
| Pool Factor | 62.09% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 3.59% | 3.60% |
| Weighted Average Number of Remaining Payments | 55.46 | 44.43 |
| Weighted Average Seasoning (months) | 9.86 | 21.94 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 1,023,918,584.10 | 35,369 | 99.47% |
| 31-60 Days Delinquent | 3,783,566.36 | 97 | 0.37% |
| 61-90 Days Delinquent | 1,258,281.22 | 37 | 0.12% |
| 91-120 Days Delinquent | 389,788.40 | 10 | 0.04% |
| Total | 1,029,350,220.08 | 35,513 | 100.00% |

| Delinquency Trigger | | | **3.550%** |
|---|---|---|---|
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | | | 0.160% |
| Delinquency Trigger occurred | | | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| Losses (1) | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 526,963.21 | 13 | 6,432,598.25 | 165 |
| Principal Net Liquidation Proceeds | 112,617.45 | | 2,541,533.14 | |
| Principal Recoveries | 259,696.21 | | 1,609,904.39 | |
| Principal Net Loss / (Gain) | 154,649.55 | | 2,281,160.72 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.177% |
| Prior Collection Period | 0.082 % |
| Second Prior Collection Period | (0.031%) |
| Third Prior Collection Period | 0.324 % |
| Four Month Average | 0.138% |

| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.138% |
|---|---|
| **Average Net Loss / (Gain)** | 13,825.22 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.